Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Devon Energy

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Devon Energy [NYSE:DVN]: Due to the Company’s Failure to Set Adequate Net Zero by 2050 Target, Realign Investment Plans to Limit Global Warming to 1.5°C, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST Board Chair David Hager (Item 1.4)
●	Vote AGAINST Lead Independent Director Kelt Kindick (Item 1.5)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Devon Energy is one of the largest independent U.S. shale producers following its merger with WPX Energy in January 2021.1 Devon ranked among the top 50 global oil and gas producers for resources under development in 2021 (100 percent of that was in unconventional expansion) and it ranked 40th amongst global oil and gas producers for exploration capital expenditure between 2019 to 2021.2 Devon is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net-zero emissions transition.”6

A recent Bloomberg analysis shows that Devon holds the second-most federal drilling permits in the Permian Basin, just behind EOG Resources.3 According to a November 2021 analysis by the Institute for Energy Economics and Financial Analysis (IEEFA), Devon holds the seventh industry position in the Permian Basin.4 According to an analysis conducted by Oil Change International, carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10 percent of the global 1.5°C carbon budget (see Appendix for additional detail on the climate impacts of expansion in the Permian Basin).5

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80 percent of carbon emissions from the U.S. energy system.6 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.7 To stay within the available carbon budget to limit warming to 1.5°C, oil and gas companies must not just decarbonize their own emissions, but global consumption of fossil fuels must fall as well.8 In 2021, the International Energy Agency (IEA) set out the implications of a 1.5°C pathway for the oil and gas sector in its “Net Zero by 2050” scenario (NZE). Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields.9

As shale-focused companies like Devon rely primarily on continued new drilling to sustain production, these companies are particularly at risk under the NZE:10 In order to limit warming to 1.5°C and be aligned with the IEA NZE, shale-focused companies must reduce production by more than 80 percent between 2021 and 2030.11

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to its core business, and greenhouse gas (GHG) emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable.

Failure to set adequate net zero targets

Net zero by 2050 commitment that covers all relevant emissions sources, in particular Scope 3 emissions from the burning of products sold, and on a full equity share basis	X
Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Company has adopted robust interim targets, including substantial reductions by 2030	X

In June 2021, Devon set a target to achieve net zero greenhouse gas (GHG) emissions by 2050, but this is limited to scope 1 and 2 emissions, excluding scope 3 emissions.12 The company has set an interim target to reduce scope 1 and 2 greenhouse gas emissions intensity by 50 percent by 2030, but this also excludes scope 3 emissions, and an intensity-only reduction target provides no guarantee that the company’s emissions will fall in absolute terms. According to the Climate Action 100+ Net Zero Company Benchmark, these targets are not aligned with the goal of limiting warming to 1.5°C.13

In announcing these targets, Devon has not provided specific details on how it intends to achieve necessary emissions reductions to reach its net zero by 2050 target, and according to the Climate Action 100+ Net Zero Company Benchmark, the company does not have a decarbonization strategy that explains how it intends to meet its long- and medium-term GHG reduction targets.14 Given Devon's reliance on hydraulic fracturing, primarily in the Permian Basin,15 and its lack of diversification, the company’s investors would be served by evidence of a decarbonization plan to steer Devon through the coming energy transition, including rapid reductions in the production of fossil fuels in line with the IEA NZE Scenario.

Capital allocation and investment plans not aligned with 1.5°C pathways

Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario.	X

According to the Climate Action 100+ Net-Zero Company Benchmark, Devon had not, as of December 31, 2021, met any of the indicators for capital allocation alignment.16 To do so, the company would need to align future capital expenditures with its long-term GHG reduction target(s), commit to aligning future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5°C, and disclose the methodology it uses for such alignment.

According to Carbon Tracker’s assessment of Devon’s capex between 2021 and 2030, both sanctioned (those currently producing or under development) and unsanctioned (those not yet under development), 80-90 percent falls outside the IEA “Beyond 2 Degrees” Scenario, (B2DS), which is aligned with limiting warming to 1.6°C, net zero by 2060.17 To be aligned with the IEA NZE, Devon Energy would have to cut production by 2030 to approximately 12% of 2021 levels.18

Misalignment of policy influence activities with net zero commitment and 1.5°C pathways

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

As of December 31, 2021, Devon had not met the requirements of the Climate Action 100+ Net-Zero Company Benchmark for climate policy engagement: though it does disclose its trade associations memberships,19 Devon does not have a Paris Agreement-aligned climate lobbying position, Paris Agreement-aligned lobbying expectations for the trade associations to which it belongs, or a commitment to ensure that those trade associations lobby in line with the goals of the Paris Agreement.20

According to InfluenceMap, the company receives a near-failing “D-” for its obstructive policy engagement.21 Devon holds memberships in several trade associations which InfluenceMap has assessed with “E-” or “F” grades for negative engagement on U.S. climate policy, including the American Petroleum Institute, National Association of Manufacturers, and the U.S. Chamber of Commerce.22 InfluenceMap recently found that the U.S. Chamber of Commerce actively advocated against the Securities and Exchange Commission’s proposed mandatory reporting of climate change-related risks.23

Devon is also a member of the American Exploration and Production Council (AXPC).24 In 2021, AXPC lobbied Congress to preserve the Intangible Drilling Costs (IDC) tax deduction–shown to incentivize oil production–in the reconciliation bill.25 A pair of analyses by researchers with the Stockholm Environment Institute has demonstrated that the IDC subsidy can boost the returns of an oil drilling project by as much as 11 percentage points,26 and that Devon is among those that benefited directly from this subsidy.27 A September 2021 analysis by Greenpeace found that Devon and other AXPC members have been among the largest beneficiaries of this and other similar subsidies over the last two decades (of at least $92 billion since 1998).28

Conclusion: Devon Energy has failed to set adequate net zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so. Therefore, we recommend that shareholders vote AGAINST Chair David Hager and Lead Independent Director Kelt Kindick at the company’s annual meeting on June 8th, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.29 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.30 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.31

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.32

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Oil & Gas

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.33 The U.S. is the largest petroleum and fossil gas producer in the world, having overtaken Saudi Arabia and Russia in recent years.34 In general, U.S. oil companies lag behind their European peers in adopting net zero by 2050 ambitions35, or investing in renewable energy production.36

To stay within the available carbon budget to limit warming to 1.5°C, not only must oil and gas companies decarbonize their own emissions, but global consumption of fossil fuels must fall as well.37 In May 2021, the IEA set out the implications of a 1.5°C pathway for the oil and gas sector in its ‘Net Zero by 2050’ scenario (“NZE”).38 Prior IEA scenarios such as the Beyond 2°C Scenario (aligned to limiting warming to 1.75°C by 206039) and the Sustainable Development Scenario (aligned to the Paris Agreement’s upper target of well below 2°C40), still fell short of limiting warming to 1.5°C.

Under the NZE, fossil fuel use falls dramatically and can be satisfied with existing assets, with no need to invest in new oil and gas fields, and no new coal mines or mine extensions.41 However, according to analyses by Carbon Tracker, the world’s largest oil companies have projects both sanctioned (those currently producing or under development) and unsanctioned (those not yet under development) over the course of the next two decades that would exceed the carbon budget for 2.0°C of global warming, let alone 1.5°C.42 This signals that many companies are not yet fully committed to meaningful reductions. While oil demand fell in 2020 due to COVID-19 disruptions,43 oil demand and pricing are currently rebounding,44 and any expansion plans are fundamentally at odds with the immediate global production reductions required within most Paris Agreement-aligned scenarios.45

As shale-focused companies rely primarily on continued new drilling to sustain production, these companies are particularly at risk: in order to limit to 1.5°C and be aligned with the IEA NZE, shale-focused companies in particular must reduce production by more than 80%.46 However, many U.S. companies continue to expand into shale-rich regions such as the Permian Basin47 (see Capital Allocation section). The Permian is predicted to account for much of the growth in US oil production, and much of this will likely be exported and burned overseas; an Occidental Petroleum company executive recently noted the trend by saying “every single molecule from here on out has to be exported.”48

Target setting

To avoid the risk of global temperature overshoot, emissions need to fall by 45% from 2010 levels by 2030, reaching net zero by 2050.49 Net-zero commitments should also incorporate interim targets and milestones that allow accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Because the majority of the emissions for oil and gas companies - estimated between 75 and 88 percent - are attributed to the use of products sold,50 51 net zero commitments must include downstream scope 3 emissions, rather than just focusing on the company’s operational (scopes 1 and 2) emissions.

Net zero commitments must cover projects on a full equity share basis, such that all joint ventures and subsidiaries are covered by the company-wide target. Companies should achieve net zero by 2050 with limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage (CCUS). Relying on CCUS–rather than phasing out the production of fossil fuels–is a risky strategy52; even pro-CCUS sources acknowledge that many proposed CCUS technologies are as yet unproven, and a massive infrastructure investment and buildout would be required to capture enough carbon to limit warming to 1.5°C.53 Oil and gas companies should clearly disclose specific plans to use offsets or negative emissions to achieve net zero emissions by 2050, so that investors may assess the quality and credibility of their plans.

KEY DATA SOURCES:

●	CDP (formerly Carbon Disclosure Project), company survey responses[54]
●	Science-Based Targets Initiative, Companies list[55] and Sector Guidance[56]
●	Climate Action 100+, Disclosure Indicators 1-4[57]
●	Oil Change International, Big Oil Reality Check[58]

Capital allocation

Given that oil supplies currently in production already exceed the carbon budget for limiting warming to 1.5°C, oil and gas companies must immediately cease approving investment in new projects that fall outside the carbon budget. At minimum, Arctic and oil sands projects should be halted because they are inconsistent with limiting warming to 1.5°C59, economically marginal due to elevated production costs, and carry additional environmental and human rights risks.60

Oil production in the Permian Basin in Texas and New Mexico – almost entirely fracking61–has nearly quadrupled from 2010 to today,62 while natural gas production has more than tripled.63 According to an analysis conducted by Oil Change International, carbon emissions from Permian oil and gas production through 2050 could alone exhaust nearly 10% of the global 1.5°C carbon budget.64 The climate impact of Permian oil and gas is even greater than coal based on the amount of methane that escapes into the atmosphere during hydraulic fracking.65 It is estimated that the Permian Basin has a 60% higher methane leakage rate than other U.S oil and gas regions.66 Given that the vast majority of these emissions would come from wells not yet in production at the end of 2020, much of these emissions could be avoided if companies simply halted all drilling of new wells.67

Investors should use the NZE scenario as a floor to assess companies’ climate policies, transition scenarios and capital allocation alignment. Importantly, no new oil or gas fields should be approved for development under a 1.5°C pathway; no investment in new oil and gas production should be undertaken;68 and production levels must fall by the 2030s.69 Under such a scenario, asset stranding of additional production assets as well as existing assets is a major risk to investors.70

KEY DATA SOURCES

●	Rainforest Action Network, Banking on Climate Chaos[71]
●	Carbon Tracker, Fault Lines (2020)[72] and Adapt to Survive (2021)[73]
●	Carbon Tracker, Company Profiles: Oil & Gas Companies[74]
●	Climate Action 100+, Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 6[75]

Policy influence

Oil and gas companies must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reductions on a timeline necessary to limit warming to 1.5°C. Oil and gas companies must provide full disclosure of all political and lobbying spending in all jurisdictions to allow investors to assess this alignment. Finally, companies must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute with 1.5°C outcomes, or cease membership of such organizations.

KEY DATA SOURCES:

●	Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 7[76]
●	InfluenceMap, List of companies and influencers[77]

Summary table

TARGET SETTING	1.1	Net zero by 2050 commitment that covers all relevant emissions sources, in particular scope 3 emissions from the burning of products sold, and on a full equity share basis
	1.2	Net zero commitment has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Company has adopted robust interim targets, including substantial reductions by 2030
CAPITAL ALLOCATION	2.1	Company has a plan to realign capital expenditures to meet a net zero decarbonization commitment, including substantial reductions in production in line with the IEA Net Zero by 2050 Scenario
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1 Ratcliffe, Verity. “Shale Producers Devon Energy and WPX Energy Merge in All-Stock Deal.” World Oil, September 28, 2020. https://www.worldoil.com/news/2020/9/28/shale-producers-devon-energy-and-wpx-merge-in-all-stock-deal

2 Analysis using Urgewald’s Global Oil and Gas Exit List (GOGEL), available at https://gogel.org/ Expenditure is a 3-year average from 2019-2021.

3 Freitas, G. and Chapa, S. “Biden’s Russia Oil Ban Opens Path for Shale Giants EOG, Devon to Fill the Gap,” Bloomberg, March 8, 2022, https://www.bloomberg.com/news/articles/2022-03-08/shale-giants-eog-devon-hold-most-untapped-u-s-drilling-permits

4 Institute for Energy Economics and Financial Analysis, Independent Producers Dominate Majors in the Permian, November 2021, http://ieefa.org/wp-content/uploads/2021/11/Independent-Producers-Dominate-Majors-in-the-Permian_November-2021.pdf, p. 5,

5 Oil Change International. Drilling Towards Disaster. January 2019, https://priceofoil.org/content/uploads/2019/01/Drilling-Towards-Disaster-Web-v2.pdf, p. 7 and p. 26

6 US Energy Information Administration, ‘Total Energy.’ Data browser. https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 1, 2022

7 US Energy Information Administration, “United States Remains Largest Producer of Petroleum and Natural Gas Hydrocarbons,” https://www.eia.gov/todayinenergy/detail.php?id=26352, accessed March 1, 2022

8 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050

9 IEA, ‘Net Zero by 2050,’ Figure 3.4, p. 103

10 Somasekhar, Arathy. "As Oil-well Backlog Shrinks, U.S. Shale May Upset Investors and Drill More.” Reuters, September 14, 2021, https://www.reuters.com/business/energy/oil-well-backlog-shrinks-us-shale-may-upset-investors-drill-more-2021-09-14/

11 Carbon Tracker, Adapt to Survive: Why Oil Companies Must Plan for Net Zero and Avoid Stranded Assets, September 2021. https://carbontracker.org/reports/adapt-to-survive/

12 Devon Energy, “Devon Energy Establishes New Environmental Performance Targets,” June 21, 2021, https://investors.devonenergy.com/investors/press-releases/press-release-details/2021/Devon-Energy-Establishes-New-Environmental-Performance-Targets-Including-Net-Zero-GHG-Emissions/default.aspx

13 Climate Action 100+, Devon Energy Corp” (company assessment), March 30, 2022 https://www.climateaction100.org/company/devon-energy-corporation/

14 Climate Action 100+, “Devon Energy” (company assessment)

15 Devon Energy, Form 10-K, filed February 16, 2022, https://www.sec.gov/ix?doc=/Archives/edgar/data/1090012/000156459022005321/dvn-10k_20211231.htm, p. 9.

16 Climate Action 100+, “Devon Energy Corp” (Company Assessment)

17 Carbon Tracker, Adapt to Survive, September 2021, https://carbontracker.org/reports/adapt-to-survive/full-report/, p. 16 (Figure 6)

18 Carbon Tracker, Adapt to Survive, p. 34 (Table 2)

19Devon Energy, 2020 Political Activity and Lobbying Report, 2021, https://www.devonenergy.com/documents/Sustainability/Governance/Public-Advocacy/DVN-2020_PoliticalActivityReport_110421-FINAL.pdf

20 Climate Action 100+, ‘Company Profile’ (2022)

21 InfluenceMap, “Devon Energy” (profile), https://lobbymap.org/company/Devon-Energy-fac60f4e6a741eb74d01405dd722234b/projectlink/Devon-Energy-in-Climate-Change-c44a53f1e358d47ce44f90e613a0580e, accessed March 6, 2022

22 InfluenceMap, “Industry Association Rankings,” https://ca100.influencemap.org/Industry-Associations, accessed April 25, 2022

23 InfluenceMap, The US Chamber of Commerce and Lobbying on Climate Change Disclosure Regulations, November 2021, https://influencemap.org/report/The-US-Chamber-of-Commerce-and-Lobbying-of-Climate-Change-Disclosure-Regulations-b503c35fa1014cb7c357bfe7f15e4fa6

24 American Exploration and Production Council, “Members,” https://www.axpc.org/who-we-are/members/, accessed March 16, 2022

25 Evers-Hillstrom, Karl. “Oil Producers Push Democrats to Preserve Key Drilling.” The Hill, August 26, 2021, https://thehill.com/business-a-lobbying/business-a-lobbying/569583-oil-producers-push-democrats-to-preserve-key-drilling

26 Achakulwisut, P. et al, “Effect of subsidies and regulatory exemptions on 2020–2030 oil and gas production and profits in the United States,” Environ. Res. Lett., July 2021, https://iopscience.iop.org/article/10.1088/1748-9326/ac0a10/pdf, p. 26

27 Erickson, P. and Achakulwisut, P. How Subsidies Aided the US Shale Oil and Gas Boom, June 2021, https://cdn.sei.org/wp-content/uploads/2021/06/how-subsidies-aided-the-us-shale-oil-and-gas-boom.pdf figure 4, pp. 12-13

28 Noël, John. “Oil & Gas Trade Association Fronts for Companies that Received At Least $92 Billion in Federal Subsidies, Lectures Policymakers,” Greenpeace blogs, September 1. 2021, https://www.greenpeace.org/usa/oil-gas-trade-association-fronts-for-companies-that-received-at-least-92-billion-in-federal-subsidies-lectures-policymakers/

29 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

30 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

31 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

32 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

33 US Energy Information Administration, ‘Carbon Dioxide Emissions from Energy Consumption by Source’, https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13, accessed March 19, 2022

34 US Energy Information Administration, “The U.S. leads global petroleum and natural gas production with record growth in 2018,” https://www.eia.gov/todayinenergy/detail.php?id=40973, accessed March 16, 2022

35 Luhavalja, Amanda, et al. “Path to Net Zero: European Oil Majors Outpace US Companies on Climate Goals,” S&P Global Market Intelligence, July 28, 2020, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/path-to-net-zero-european-oil-majors-outpace-us-companies-on-climate-goals-59543423, accessed March 16, 2022

36 Quinson, Tim, “US Oil Companies Lag Far Behind Greener European Rivals,” Bloomberg, March 24, 2021, https://www.bloomberg.com/news/articles/2021-03-24/u-s-oil-companies-lag-far-behind-greener-europe-rivals-green-insight

37 IEA, ‘Net Zero by 2050 Scenario’

38 IEA, ‘Net Zero by 2050 Scenario’

39 IEA, ‘Energy Technology Perspectives 2017.’ https://www.iea.org/reports/energy-technology-perspectives-2017

40 IEA, ‘Sustainable Development Scenario.’ https://www.iea.org/reports/world-energy-model/sustainable-development-scenario-sds

41 IEA, ‘Net Zero by 2050 Scenario.’ pp. 21 -22.

42 Carbon Tracker, ‘Adapt to Survive.’ p. 4 and pp.14-16

43 International Energy Agency, World Energy Outlook 2021, https://iea.blob.core.windows.net/assets/4ed140c1-c3f3-4fd9-acae-789a4e14a23c/WorldEnergyOutlook2021.pdf p. 19.

44 Deloitte, 2022 Oil and Gas Industry Outlook, https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2022-outlook-oil-and-gas.pdf p. 4.

45 Oil Change International et al, The Sky’s the Limit: Why the Paris Climate Goals Require A Managed Decline of Fossil Fuel Production,

https://priceofoil.org/content/uploads/2016/09/OCI_the_skys_limit_2016_FINAL_2.pdf, pp. 19-21 and 24.

46 Carbon Tracker, ‘Adapt to Survive.’ p. 6 and p. 15.

47 Oil Change International. Drilling Towards Disaster: Why US Oil and Gas Expansion Is Incompatible With Climate Limits, January, 2019, https://priceofoil.org/content/uploads/2019/01/Drilling-Towards-Disaster-Web-v2.pdf, p. 7.

48 Collier, Kiah. “As Oil and Gas Exports Surge, West Texas Becomes the World’s ‘extraction colony’” Texas Tribune, August 10, 2018, https://www.texastribune.org/2018/10/11/west-texas-becomes-worlds-extraction-colony-oil-gas-exports-surge/

49 IPCC. ‘Special Report on Global Warming of 1.5.’ 2018

50 World Economic Forum, “How the oil and gas industry can take a lifecycle approach to reducing emissions,” August 25, 2021, https://www.weforum.org/agenda/2021/08/oil-gas-industry-lifecycle-approach-reducing-emissions/

Oil Change International, Big Oil Reality Check, September 2020. http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf, p. 8,

51 Saiyid, Amena, “Oil and gas companies under pressure to manage scope 3 emissions,” June 22, 2021, S& P Global, https://cleanenergynews.ihsmarkit.com/research-analysis/oil-gas-companies-under-pressure-to-manage-scope-3-emissions-t.html.

52 Oil Change International, Big Oil Reality Check, September 2020. http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf, pp. 8, 9, and 18.

53 Global CCS Institute, Global Status of CCS 2021, https://www.globalccsinstitute.com/wp-content/uploads/2021/11/Global-Status-of-CCS-2021-Global-CCS-Institute-1121.pdf p. 35

54 https://www.cdp.net/en/responses?queries%5Bname%5D=&utf8=%E2%9C%93

55 https://sciencebasedtargets.org/companies-taking-action

56 https://sciencebasedtargets.org/sectors

57 https://www.climateaction100.org/progress/net-zero-company-benchmark/

58 Oil Change International, ‘Big Oil Reality Check’

59 Carbon Tracker, Breaking the Habit: Why None of the Large Oil Companies are “Paris-aligned”, and What They Need to Do to Get There, September 2019, https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf,

60 BankTrack, Oil Change International, Rainforest Action Network, Sierra Club. Banking on Climate Change: Fossil Fuel Finance Reportcard 2017 https://priceofoil.org/content/uploads/2017/06/Banking_On_Climate_Change_2017.pdf, pp.4, 13 and 20

61 Oil Change International. ‘Drilling Towards Disaster.’ p. 26

62 Please see chart: Total Oil Production in the Permian Basin

https://www.dallasfed.org/research/energy11/permian.aspx#Oil

63 Natural Gas Production in Permian Basin chart

https://www.dallasfed.org/research/energy11/permian.aspx#Gas

64 Oil Change International. ‘Drilling Towards Disaster.’ pp. 7 and 26

65 https://thehill.com/policy/energy-environment/155101-report-gas-from-fracking-worse-than-coal-on-climate

66 Zhang, Y. et al. “Quantifying methane emissions from the largest oil-producing basin in the United States from space.” Science Advances: 22 Apr 2020. https://www.science.org/doi/10.1126/sciadv.aaz5120

67 Oil Change International, Earthworks, and the Center for International Environmental Law, The Permian Climate Bomb. https://www.permianclimatebomb.org/chapter-2

68 Carbon Tracker. ‘Adapt to Survive.’ pp. 4-5, 8-10

69 Carbon Tracker. ‘Adapt to Survive.’ p. 6.

70 Carbon Tracker. ‘Adapt to Survive.’, pp. 4-5, 8-10

71 Rainforest Action Network, Banking on Climate Chaos. March 2021. https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf

72 Carbon Tracker, Fault Lines: How Diverging Oil and Gas Company Strategies link to Stranded Asset Risk, October 2020,

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73 Carbon Tracker. ‘Adapt to Survive.’

74 https://carbontracker.org/company-profiles/

75 https://www.climateaction100.org/progress/net-zero-company-benchmark/

76 https://www.climateaction100.org/progress/net-zero-company-benchmark/

77 https://influencemap.org/filter/List-of-Companies-and-Influencers#